Exhibit 12.1

UNITED COMMUNITY BANKS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503(d))

	12/31/14		12/31/13		12/31/12		12/31/11		12/31/10

EARNINGS
	107,070		34,952		34,906		(230,729)		(432,292)
Fixed Charges	26,936		47,044		57,786		84,637		116,686
Amortization of Capitalized Interest	-		-		-		-		-
Capitalized Interest	-		-		-		-		-
Preferred Series A Dividends (pre-tax equivalent)	-		(20)		(20)		(20)		(20)
Preferred Series B Dividends (pre-tax equivalent)	(245)		(16,002)		(16,100)		(16,000)		(15,850)
Preferred Series D Dividends (pre-tax equivalent)	(431)		(2,562)		(2,569)		(2,192)		-
Total Earnings	133,331		63,413		74,002		(164,304)		(331,476)
Interest on Deposits	11,925		14,566		23,814		48,802		81,732
Total Earnings Excluding Deposit Interest	121,406		48,847		50,188		(213,106)		(413,208)

FIXED CHARGES
	25,549		27,680		37,909		65,638		100,070
Interest Capitalized	-		-		-		-		-
Interest Included in Rental Expense	712		781		767		749		745
Preferred Series A Dividends (pre-tax equivalent)	-		20		20		20		20
Preferred Series B Dividends (pre-tax equivalent)	245		16,002		16,100		16,000		15,850
Preferred Series D Dividends (pre-tax equivalent)	431		2,562		2,569		2,192		-
Total Fixed Charges	26,936		47,044		57,366		84,599		116,685
Interest on Deposits	11,925		14,566		23,814		48,802		81,732
Total Fixed Charges Excluding Deposit Interest	15,011		32,478		33,552		35,797		34,953

RATIO OF EARNINGS TO FIXED CHARGES
Including Interest on Deposits	4.95	x	1.35	x	1.29	x	(1.94	) x	(2.84	) x
Excluding Interest on Deposits	8.09	x	1.50	x	1.50	x	(5.95	) x	(11.82	) x

DEFICIENCY (503(d) 1(A)) with deposit interest	-		-		-		248,903		448,161
DEFICIENCY (503(d) 1(A)) without deposit interest	-		-		-		248,903		448,161